UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

Commission File Number 001 - 32205

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

865 South Figueroa Street, Suite 3400

Los Angeles, California 90017

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 29, 2005	/s/ KENNETH J. KAY
Kenneth J. Kay
Chief Financial Officer (principal financial officer)

Date: June 29, 2005	/s/ GIL BOROK
Gil Borok
Global Controller (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Advisory Committee and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, CA
June 29, 2005

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Participant-directed investments	$344,163,582	$278,658,142

Receivables:
Employer contributions	2,000,000	1,200,000
Employee contributions	877,291	268,850

Total receivables	2,877,291	1,468,850

Total assets	347,040,873	280,126,992

LIABILITIES:
Excess contributions payable	206,921	—

Total liabilities	206,921	—

NET ASSETS AVAILABLE FOR BENEFITS	$346,833,952	$280,126,992

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Employee deferral contributions	$33,522,158
Employee rollover contributions	17,834,017
Employer contributions	2,144,005

Total contributions	53,500,180

Investment income:
Net appreciation in fair value of investments	31,077,736
Interest income	1,160,959
Dividend income	6,444,311

Net investment income	38,683,006

Total additions	92,183,186

DEDUCTIONS:
Benefits paid to participants	(25,471,126)
Administrative expenses	(5,100)

Total deductions	(25,476,226)

NET INCREASE IN NET ASSETS	66,706,960

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	280,126,992

End of year	$346,833,952

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 AND YEAR ENDED DECEMBER 31, 2004

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the “Plan”), which is sponsored by CB Richard Ellis Services, Inc. (together with its subsidiaries, “CB” or the “Company”), provides only general information. Participants should refer to the plan document and related amendments for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. The Plan covers substantially all employees of the Company who have performed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 15, 2004, CB Richard Ellis Group, Inc., which is the parent corporation of CB Richard Ellis Services, Inc., the Plan’s sponsor, completed an initial public offering of its Class A common stock, and all outstanding shares of its Class B common stock were converted at a 1-for-1 ratio into shares of Class A common stock (“the Offering”).  On the same date, the Plan was amended to establish a new CB Richard Ellis Group, Inc. Stock Fund (the “Parent Stock Fund”) under the Plan to enable participants to invest in common shares of CB Richard Ellis Group, Inc.  The amendment also terminated a stock fund under the Plan that had invested in CBRE Holding, Inc. (the former parent corporation of the Plan’s sponsor) common stock (the “Stock Fund”) and provided for the conversion of shares of CBRE Holding, Inc. allocated to participants’ accounts under the Plan into units of the Parent Stock Fund, on a one-for-one conversion ratio.

Administration—The Plan is administered by the Investment Advisory Committee (the “Committee” or the “Plan Administrator”) as appointed by the chief executive officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of plan benefits.

Trustee, Custodian and Fund Manager of Investments—The Vanguard Fiduciary Trust Company (“Vanguard”) together with its affiliates, currently serves as trustee, custodian and fund manager for all of the Plan’s investments. Wilmington Trust Company was the trustee and custodian of the Stock Fund through June 15, 2004, the date of the Offering.

Vanguard is the record keeper for the Plan and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan. The fund managers are responsible for their respective fund’s portfolio, which determines the value of the Plan’s investments, other than the value of the Parent Stock Fund, which is derived from the publicly traded market price of the CB Richard Ellis Group, Inc. common stock.

Employee Contributions—Participants in the Plan who are not highly compensated employees, as defined in the plan document, may elect to contribute from 1% to 50% of compensation before taxes through payroll deferrals, subject to certain Internal Revenue Code (“IRC”) limitations. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and the IRC.  Participants may invest up to 25% of their plan accounts in the Parent Stock Fund.  Effective January 1, 2003, the Plan allowed catch-up contributions for employees aged 50 or older to contribute an additional $2,000 in pretax deferrals to the plan in 2003 and an additional $3,000 in pretax deferrals to the plan in 2004.

Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.  In July 2003, the Company acquired Insignia Financial Group, Inc.  As a result of this acquisition, the Plan was amended to allow Participants of the Insignia Financial Group 401(k) Retirement Savings Plan, who were active eligible employees of the Company at the date of the rollover election, to make direct rollover contributions into the Plan.  During 2004, $11,871,019 in employee rollover contributions from such participants was received by the Plan, including in-kind transfers of $468,437 of outstanding participant loans.

Employer Contributions—The Company makes discretionary matching and profit-sharing contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the year ended December 31, 2004, based on performance and profitability of the consolidated U.S. operations of the Company, the management of the Company authorized a discretionary matching contribution of $2,000,000 in March 2005.  As of December 31, 2004 and 2003, the discretionary match contribution of $2,000,000 and $1,200,000, respectively, had not been paid to the Plan. Therefore, these amounts are reported as employer contributions receivable as of December 31, 2004 and 2003.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings or losses thereon. Allocation of earnings is based on participant account balances in an investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their voluntary contributions, rollovers and earnings thereon. Company contributions for participants who have completed at least one hour of service are 100% vested.

Investments—Participants direct the investment of all contributions into various investment options offered by the Plan.

Payment of Benefits and Withdrawals—Participants are entitled to the vested portion of their accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the vested balance of the participants’ accounts.

Loans to Participants—Participants may elect to borrow from the eligible vested portion of their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years, except in the case of certain Insignia plan loans. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate as determined by the Committee. The interest rates on loans ranged from 5% to 11% at December 31, 2004.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust, a common/collective trust, are valued at net asset value at year-end. Participant loans are valued at outstanding loan balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Stock Fund common stock was $13.30 per share on December 31, 2003 as determined by a third-party appraiser (adjusted for stock splits).  The value of the Parent Stock Fund common stock was $33.55 per unit on December 31, 2004, which represented the market price of CB Richard Ellis Group, Inc. common stock as of that date.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Payment of Benefits—Benefits are recorded when paid. As of December 31, 2004 and 2003, no benefits were payable to terminated participants.

3.                    INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2004	2003

Baron Asset Fund	$17,721,008	$12,382,837
T. Rowe Price Science & Technology Fund	18,138,401	18,666,673
Vanguard 500 Index Fund	46,777,268	38,426,374
Vanguard Morgan Growth Fund	19,896,709	17,020,836
Vanguard Prime Money Market Fund	27,909,443	30,836,584
Vanguard PRIMECAP Fund	34,747,938	24,096,323
Vanguard Wellington Fund	33,069,466	27,239,701
Vanguard Windsor II Fund	44,316,048	35,022,053
Vanguard Retirement Savings Trust	27,304,204	26,613,172
Vanguard International Growth Fund	14,566,291	10,377,752

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$25,011,194
CB Richard Ellis Group, Inc. Stock Fund	6,066,542

Net appreciation of investments	$31,077,736

4.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds or common/collective trusts managed by The Vanguard Group, an affiliate of Vanguard Fiduciary Trust Company. In addition, certain of the Plan’s investments are shares of common stock of CB Richard Ellis Group, Inc. Vanguard Fiduciary Trust Company is the trustee and custodian of the Plan and CB Richard Ellis Services, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

5.                      ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are paid by the Company. Certain transaction and investment expenses are paid by the Plan.

6.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Committee, using its judgment and the advice of its advisors, including the Plan’s tax counsel, believes that the Plan, in all material respects, is designed and being operated in a manner that qualifies it for continued tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net assets available for benefits per the financial statements	$346,833,952	$280,126,992
Participant loans in default-deemed distributions	(39,206)	(23,374)

Net assets available for benefits per the Form 5500	$346,794,746	$280,103,618

Benefits paid to participants per the financial statements	$25,471,126
Participant loans in default-deemed distributions—current year	15,832

Benefits paid to participants per the Form 5500	$25,486,958

9.                      EXCESS CONTRIBUTIONS PAYABLE

During the year ended December 31, 2004, the Plan failed to satisfy the actual deferral percentage (“ADP”) nondiscrimination test required under federal tax law.  The situation was rectified by the refund of excess contributions to highly compensated employees totaling $206,921 on May 5, 2005, which brought their overall contribution percentage to an acceptable level relative to non-highly compensated employees.

******

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

	Baron	Baron Asset Fund
		Mutual Fund	$17,721,008

	RS Investment Trust	RS Emerging Growth Fund
		Mutual Fund	7,556,023

	T. Rowe Price	T. Rowe Science & Technology Fund
		Mutual Fund	18,138,401

*	The Vanguard Group	Vanguard 500 Index Fund
		Mutual Fund	46,777,268

*	The Vanguard Group	Vanguard Global Equity Fund
		Mutual Fund	6,568,944

*	The Vanguard Group	Vanguard International Growth Fund
		Mutual Fund	14,566,291

*	The Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund
		Mutual Fund	3,567,956

*	The Vanguard Group	Vanguard LifeStrategy Growth Fund
		Mutual Fund	8,042,046

*	The Vanguard Group	Vanguard LifeStrategy Income Fund
		Mutual Fund	6,004,131

*	The Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund
		Mutual Fund	6,693,448

*	The Vanguard Group	Vanguard Morgan Growth Fund
		Mutual Fund	19,896,709

*	The Vanguard Group	Vanguard Prime Money Market Fund
		Mutual Fund	27,909,443

*	The Vanguard Group	Vanguard PRIMECAP Fund
		Mutual Fund	34,747,938

*	The Vanguard Group	Vanguard Total Bond Index Fund
		Mutual Fund	10,693,477

*	The Vanguard Group	Vanguard Wellington Fund
		Mutual Fund	33,069,466

*	The Vanguard Group	Vanguard Windsor II Fund
		Mutual Fund	44,316,048

	Total Mutual Funds		306,268,597

*	The Vanguard Group	Vanguard Retirement Savings Trust
		Common/Collective Trust	27,304,204

*	CB Richard Ellis Group, Inc.	CB Richard Ellis Group, Inc. Stock Fund
		Common Stock	7,967,009

	Participant loans	Interest rates of 5% to 11%	2,623,772

	Total investments		$344,163,582

*	Permitted party-in-interest